PRIVATE OFFERING NOTICE


                                    [LOGO]
                           Merrill Lynch & Co., Inc.
                  Currency Notes Linked to the United States
                       Dollar/Japanese Yen Exchange Rate
                                due August 2005
                      US$10 principal amount per security
                                 (the "Notes")

                            Private Offering Notice

                                 Summary Terms

The securities:                                             Payment at maturity:
o  No payments prior to maturity.                           o  The amount investors receive at maturity will be based
o  The securities may not be redeemed prior to maturity.       upon the change in value of the United States dollar
o  The securities are denominated and payable in U.S.          relative to the Japanese Yen over the term of the
   dollars.                                                    securities multiplied by a participation rate expected
o  Senior unsecured debt securities of Merrill Lynch &         to be between 110% and 130%. If the value of the
   Co., Inc.                                                   Japanese Yen relative to the United States dollar
o  Linked to the United States dollar/Japanese Yen             decreases or does not increase sufficiently, at
   exchange rate, a rate which expresses the number of         maturity investors will receive less than the $10
   United States dollars that can be exchanged for one         principal amount per security, which would result in a
   Japanese Yen. The United States dollar/Japanese Yen         loss. In no event, however, will investors receive less
   exchange rate increases as the value of the Japanese        than 96% or more than 111.6% of the principal amount
   Yen increases relative to the United States dollar and      per security. The value of the Japanese Yen relative to
   decreases as the value of the Japanese Yen declines         the United States dollar must increase by a percentage
   relative to the United States dollar.                       expected to be between 3.08% and 3.68% in order for
o  Expected settlement date: February  , 2004.                 investors to receive at least the principal amount of
o  Minimum repayment will not be less than 96% of              $10 per security.
   the principal amount per security.
o  Maximum repayment will not be greater than 111.6% of
   the principal amount per security.
o  The securities are made available to each investor
   outside of the United States in a minimum initial
   investment of US$50,000 or such other amount, and
   subject to such other restrictions, as may be
   applicable to such investor under the private offering
   rules of any jurisdiction outside of the United States.


The securities (the "Securities"), the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.

                  PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been issued by Merrill Lynch & Co., Inc. (the "Company") for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages S-7 to S-10 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

     (a) The Securities are denominated and payable in United States dollars. Investors that purchase securities with a currency other than U.S. dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

     (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.


                 The date of this Notice is January 15, 2004.

     This Notice supplements the Preliminary Prospectus Supplement, dated
        January 15, 2004, and the Prospectus, dated November 26, 2003.